Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
Facsimile (309) 406-1426
Amy M. Trombly, Esq.
amy@tromblybusinesslaw.com

--------------------------------------------------------------------------------


September 29, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

      Attn: Mr. H. Christopher Owings

      Re:   FTS Group, Inc.
            Amendment No. 2 to Registration Statement on Form SB-2 File No. 333-133749

Dear Mr. Owings:

I am securities counsel for FTS Group, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment 2 to Registration Statement No. 333-133749, together with certain exhibits thereto (the "Registration Statement").

Amendment No. 2 to Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated July 27, 2006.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment  1. On July 17, 2006, we note you filed a 424(b)(3) prospectus supplement dated August 3, 2005 to the registration statement on Form SB-2 (File No. 333-125958), which contains audited financials for the fiscal year ended December 31, 2005 and interim financials for the quarter ended March 31, 2005. While the disclosure indicated that you are updating certain information in the prospectus, it appears that you need to update the financial information pursuant to Section 10 (a)(3) of the Securities Act of 1933. Please do so or advise us as to why updated financial information is not needed.

Response 1. The Company will comply with the Staff's comment.

Comment  2. We note you filed an Item 5.02 Form 8-K on June 7, 2006. It does not appear that you timely filed a Form 8-K four business days after the appointment of your new Chief Operating Officer, as required by
            Item 5.02(c). Please tell us why you did not timely file the required Form 8-K. Also, please be aware that failure to timely file all reports, including an Item 5.02 Form 8-K, required by Section 15(d) of the Exchange Act during the prior twelve months will impact your eligibility to utilize Form S-3, such as in connection with a secondary offering contemplated by I.B.3 of the General Instructions.

                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426
--------------------------------------------------------------------------------


Response 2. Mr. Rasmussen is the Company's Chief Operating Officer.
            Currently, the Company only has 12 employees and the Board believes only the Company's Chief Executive Officer is an Executive Officer. The Board did not believe that Mr. Rasmussen was being appointed to the position of a Principal Operating Officer. The Company filed the 8-K announcing his appointment in response to Comment 1 in the letter received from the Staff on May 26, 2006. The Board still respectfully, does not consider Mr. Rasmussen to be the Principal Operating Officer of the Company and therefore does not believe an 8-K was required.

Comment  3. In this regard, please tell us what consideration your principal executive and principal financial officers have given to your apparent failure to file an Item 5.02 Form 8-K in making their effectiveness conclusion as to disclosure controls and procedures as required by Item 307 of Regulation S-B.

Response 3. Please see the Company's response to Comment 2.

Comment  4. We note your response to comment 2 in our letter dated May 26,
            2006. Please note that if shareholder vote for the increase in authorized shares has not taken place before the effectiveness of the registration statement, you should describe the impact upon the warrant holders in the event that the increase in authorized shares is not approved.

Response 4. The Company believes it is likely that the shareholders will approve the increase in authorized shares prior to this SB-2 being declared effective. The Company notes the Staff's comment and will comply in a subsequent amendment if appropriate.

Comment  5. We note your response to comment 3 in our letter dated May 26,
            2006 and reissue the comment as it applies to clarifying what common stock is being registered. Please clearly indicate in the fee table or a footnote to the fee table what shares of common stock are issuable upon the exercise of the warrants and conversion of the notes. Specify the warrants and notes to which you refer and the exercise and conversion prices.

Response 5. The Company has complied with the Staff's comment and added the requested table and footnote to page 1 of the SB-2.

Comment  6. Please include disclosure that you are currently evaluating the feasibility and process of a potential spin-off of FTS Wireless, Inc. as described in your press release dated October 5, 2005.

Response 6. The Company has made the change requested by the Staff.

Risk Factors, page 4

Comment  7. We note your response to comment 7 in our letter dated May 26, 2006.
            It is unclear where you have made the changes in response to our comment. Please advise or revise.

Response 7. The Company has complied with the Staff's comment and added additional discussion to the risk factors on page 7 of the SB-2.

                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426
--------------------------------------------------------------------------------


Selling Security Holders, page 8

Comment  8. We note your response to comment 11 in our letter dated May 26,
            2006. While your response to this comment indicates that you have identified Olympus Securities as an underwriter, the disclosure in footnote 11 on page 10 states that Olympus Securities is not an underwriter. Please revise to identify Olympus Securities as an underwriter.

Response 8. Olympus Securities is a broker/dealer but is not an underwriter.
            The Company has changed the disclosure in the footnote accordingly.

Comment  9. We note your response to comment 12 in our letter dated May 26,
            2006. Your response to this comment indicates that you have made changes requested by us. However, it is unclear what changes you have made in the registration statement in response to this comment. Please advise or revise.

Response 9. The Company has revised the disclosure regarding Olympus Securities.
            The Company did not change the disclosure regarding other selling security holders because the other selling security holders are not broker/dealers or underwriters.

Description of Business, page 16

Comment 10. We note your response to comment 15 in our letter dated May 26,
            2006. Please disclose in your registration statement that the website www.cellchannel.com has not generated revenue and provides products free of charge and discuss the value the website brings to your retail customer base.

Response10. The Company has added additional discussion regarding
            CellChannel.com on Page 16 of the SB-2.

Comment 11. We note your response to comment 16 in our letter dated May 26,
            2006. It is unclear whether all of your investments or acquisitions have included cash-flow positive businesses or viable projects. Please revise your statement to clarify that your goal or plan is to develop, invest in, and acquire cash-flow positive businesses and viable business projects.

Response 11.The Company has made the change requested by the Staff.


Comment  12.We note your response to comment 17 in our letter dated May 26,
            2006. It is unclear how your revised your disclosure to address the concerns in our specific examples we mentioned. Also, you should clearly state the products or services from which you currently derive your major sources of revenue.

Response 12.The Company has made the change requested by the Staff.


Comment  13.We note your response to comment 18 in our letter dated May 26,
            2006. Please specify the market share you claim to be gaining and the niche sectors of the industry in which you have targeted your marketing and product mix.

Response 13.The Company has added disclosure to clarify that it cannot predict its market share. The Company does not have the resources needed to do a detailed market analysis. The Company has added disclosure to clarify that it focuses on the hispanic market.

                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426
--------------------------------------------------------------------------------


The Market for our Products and Services, page 16

Comment  14.We note your response to comment 19 in our letter dated May 26,
            2006. Please clarify whether the information you cite from the reports mentioned in our comment is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing.

Response 14.The information cited is publicly available.

Management's Discussion and Analysis or Plan of Operation, page 19
------------------------------------------------------------------

Comment  15.We note your response to comment 22 in our letter dated May 26,
            2006 and reissue the comment. You should discuss in the registration statement whether you expect revenues, operating expenses, etc. to increase, decrease, or remain constant, and explain why.

Response 15.The Company has recently acquired See World and current management is still learning the business. Management does not believe it can easily or accurately predict future movements in its financials and believes such predictions would be misleading to investors. If management becomes aware of trends, uncertainties or known movements in its financials, the Company undertakes to disclose such information in the "Management's Discussion and Analysis" section.

Comment  16.We note your response to comment 23 in our letter dated May 26,
            2006 and reissue the comment. You should include in the registration statement forecast information, such as the information highlighted in comment 23. Please revise.

Response 16.The Company has made the changes requested by the Staff on page 16 of its SB-2 in the Business section.

Comment  17.We note your response to comment 24 in our letter dated May 26,
            2006. Please quantify the effects of each factor disclosed in your discussion. Please quantify comparable and same store sales results, changes in sale volume, price increases and changed in the product mix. For example, explain why the wireless business is shifting from post paid products to prepaid products, your claim that the transition is only temporarily less profitable and why you expect prepaid products to be more profitable in future periods. Also, elaborate on how the acquisition attributed to increased sales revenue in 2005.

Response 17.The Company has made the changes requested by the Staff.

Subsequent Events, page 21

Comment  18.We note your response to comment 30 in our letter dated May 26,
            2006. Please add the disclosure regarding See World's relationship with EchoStar/DISH network in your registration statement.

Response 18.The Company has made the changes requested by the Staff.

                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426
--------------------------------------------------------------------------------


Consolidated Balance Sheets, December 31, 2005 and 2004, page F-3

Comment  19.We note your response to comment 34 in our letter dated May 26,
            2006. If, at the classification assessment date, you are required to obtain shareholder approval to increase the number of authorized shares of common stock to net share or physically settle warrants or convertible notes, the GAAP requires you to classify these contracts as liabilities. See paragraph 19 of EITF 00-19. Please revise your financial statements to reflect these contracts as liabilities, as applicable. Also include the presentation and disclosure requirements of paragraphs 25 and 26 of SFAS No. 154 for the correction of an error.

Response 19.The Company revises its original response to comment 34 of the
            May 26, 2006 letter. At the classification assessment date, the settlement of outstanding warrants was within the Company's control. The warrants in question are not exercisable until the pending SB-2 becomes effective. Therefore, an insufficiency of shares of stock authorized but unissued did not exist at the classification date. Paragraph 10 of EITF 00-19 states that classification of a contract should be reassessed at each balance sheet date. If the classification required under this Issue changes as a result of events during the period (i.e. SB-2 becomes effective, hence warrants become exercisable) the contract should be reclassified as of the date of the event that caused the reclassification. Paragraph 10 also explains that there is no limit to the number of times a contract may be reclassified. Therefore, the Company respectfully believes that the warrants are properly classified as permanent equity at all balance sheet dates reported thus far. The need to reclassify the warrants would only occur if the pending SB-2 becomes effective prior to authorization of additional shares.

Comment  20.We note that prepaid phone products are an increasingly significant part of your operations. Please tell us where you present prepaid phone products and your accounting policy.

Response 20.When the Company refers to prepaid phone products, it is referring to Metro PCS wireless handsets and related products, not traditional prepaid products. Since there is no contract with Metro, the Company refers to them as prepaid to make the distinction from the post paid (contract required) carriers such as Sprint, Cingular, T-Mobile and others.

Consolidated Statements of Operations, page F-4

Comment  21.We note your response to comment 35 in our letter dated May 26,
            2006. Your disclosures suggest that product and service related revenue streams exist in the retail wireless operations. We note that FTS Wireless, Inc. sells phone products, accessories and earns commissions from master agents when a customer is activated under a service plan. Please advise or revise your statements of operations to separately present product and service related revenues and costs of sales for the retail wireless business, as applicable.

Response 21.As of the December 31, 2005 period covered in the 10-KSB, the acquisition of See World Satellites, Inc. had not yet taken place. The Company has since begun to separate the revenue streams of FTS Wireless and See World Satellites beginning with the second quarter 10-QSB of 2006. No other revenue stream accounted for more then 10% of sales in the period covered.


Comment  22.We note your response to comment 36 in our letter dated May 26,
            2006. We do not see the changes noted in your response. Please separately present the impairment loss before the subtotal operating loss in your statements of operations.

Response 22.The Company has made the changes requested by the Staff.

                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426
--------------------------------------------------------------------------------


Notes to Consolidated Financial Statements, December 31, 2005, page F-7 Revenue Recognition, page F-8

Comment  23.We note your response to comment 43 in our letter dated May 26,
            2006. Please expand your accounting policies to discuss your treatment of the net presentation of master agent commissions and prepaid phone services and products.

Response 23.The Company has made the changes requested by the Staff.

3. Convertible Debt, page F-12

Comment  24.We note your response to comment 47 in our letter dated May 26,
            2006. Please expand your footnote to include a single table of the requested information in your response that satisfies the disclosure requirements for existing and outstanding obligation. Please make sure the information reconciles to your balance sheets.

Response 24.The Company has made the changes requested by the Staff.


Comment  25.We note your response to comment 48 in our letter dated May 26,
            2006. Please tell us why the fair market value calculation did not employ the warrant conversion prices disclosed in your note yet you employ the disclosed note conversion price of $0.04. Please also tell us why the calculation amounts that represent the convertible note payable are not the same for amounts used to calculate fair value for warrant classes A and B.

Response 25.The fair value calculation employed the warrant conversion prices disclosed in the Company's notes, specifically, $0.02868 and $0.0239 for classes A and B warrants, respectively. These exercise conversion prices were part of the inputs in the Black-Scholes Calculator for fair market value of warrants and options.. The calculation amount that represents the convertible notes payable were the same for the amount used to calculate the fair market value of class A warrants because 100 class A warrants were issued for each 100 shares. They were however half of the amount used to calculate the class B warrants as 50 class B warrants were issued for each 100 shares.

Comment  26.We note your response to comment 49 in our letter dated May 26,
            2006 and we reissue our comment.

Response 26.The Company has made the changes requested by the Staff.

11(a). Options, page F-16

Comment  27.We note your response to comment 52 in our letter dated May 26,
            2006 and we reissue our comment. Please disclose all of the required information presented in A.240 and A.241 of SFAS No. 123(R).

Response 27.The Company has made the changes requested by the Staff.

                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426
--------------------------------------------------------------------------------


Exhibit 23.1 Consent of R.E. Bassie & Co.

Comment  28.We note your response to comment 56 in our letter dated May 26,
            2006 and we reissue our comment.

Response 28.The Company has attempted to secure an updated consent letter from Withum, Smith & Brown and not been successful. After contacting the PCAOB regarding the matter it was suggested by them that the Company file a formal complaint. The Company filed a formal complaint with the PCAOB on July 24, 2006. The Company respectfully requests an exemption from this requirement.

Consolidated Balance Sheets, March 31, 2006 and December 31, 2005, page F-20

Comment  29.We note you issued a note payable in the amount of $518,798 in the first quarter. Please include this note payable in your revised tabular information for long-term obligations and disclose the pertinent terms, interest rates, maturity rates, and subordinate features, as applicable. Please tell us if this note is payable to Mr. Richard Miller, your employee. If so, please label the obligation as payable to a related party.

Response 29.The note is payable to Richard Miller. It is the net amount of contract addendums that caused the increase in price for the acquisition of See World Satellites, Inc. The note has been added to the revised tabular information for long-term debt obligations.

Consolidated Statements of Operations, Three months ended March 31, 2006 and 2005, page F-21
-----------------------------------------------------------------------------

Comment  30.Your revenue and cost of sale presentation only displays service revenue streams. It does not appear to present product related revenue or costs. Please advise or revise your presentation to present product revenue and costs separately from service revenue and costs.

Response 30.The Company has addressed this comment in the financials for the quarter ended June 30, 2005 in the SB-2. The Company respectfully requests that it be permitted to delay amending the 10-QSB for the period ended March 31, 2005 until the accounting comments have been resolved with the Staff.

Consolidated Statements of Cash Flows, Three months ended March 31, 2006 and 2005, page F-5
-----------------------------------------------------------------------------

                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426
--------------------------------------------------------------------------------


Comment  31.Please tell us how the cash flows from financing activities for the notes, debentures and amount due to related parties reconcile to the amounts in your consolidated balance sheets.

Response 31.

Consolidated Statements of Cash Flows. Six months ended June 30, 2006 and 2005, page F-5
-----------------------------------------------------------------------------

                     BALANCE SHEET ACTIVITY
               ----------------------------------




                  12/31/04    6/31/05  Difference
               ----------------------------------
Individuals        37,250      3,250     (34,000)  1
Related           111,751          0    (111,751)  2
Dutchess          240,000          0    (240,000)  3

Convertible       100,493          0    (100,493)  4

               ----------------------------------
                  489,494      3,250    (486,244)
               ==================================






                  12/31/05    6/30/06
               ----------------------
Related-curr       80,050   2,389,586   2,309,536
Related-LT                  1,500,000   1,500,000
               ----------------------------------
Total Related      80,050   3,889,586   3,809,536  5
               ----------------------------------

Equip-curr                      9,896       9,896
Equip-LT                        1,670       1,670
               ----------------------------------
Total equip                    11,566      11,566  6
               ----------------------------------

Convertible     1,213,049   1,238,321      25,272
               ----------------------------------



                1,293,099   5,139,473   3,846,374
               ==================================

                               CASH FLOW ACTIVITY
--------------------------------------------------------------------------------

                                       6/30/05
                                     ----------
1  Repayments to individual             (34,000)Cash repayments
                                     ==========


2  Repayments related parties          (161,682)Cash repayments
   Amort debt discount 12/31/04
   officer stock inducement              49,931 Amort in Operating Activities
                                     ----------
                                       (111,751)
                                     ==========




3  Dutchess proceeds                    500,000 Cash proceeds
   Dutchess repayments                 (861,022)Cash repayments
   Amort debt discount                  138,462 Amort in Operating Activities
   Stock issued as loan induce          (38,462)Non cash transaction
   Stock issued to pay accd int          22,600 Non cash transaction
   Fees                                  (1,578)Non cash fees adjustment
                                     ----------
                                       (240,000)
                                     ==========


4  Cash repayments of debenture         (26,876)Cash repayments
   Stock issued to pay debenture        (73,617)Non cash transaction
                                     ----------
                                       (100,493)
                                     ==========




                                        6/30/06
                                     ----------
 5 Proceeds related party loans         518,798
   Repayment related party loans       (665,062)
   Financed promissory note           3,500,000
   Add'l financed portion-restricted    500,000 Investing Activity
   Reductions for expense offsets       (44,200)Non cash loan reductions
                                      3,809,536




 6 Truck loans-SWS Acquisition           20,653
   Repayments-N/P Truck Loans            (9,087)
                                     ------------
                                         11,566
                                     ============

                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426
--------------------------------------------------------------------------------


Notes to Consolidated Financial Statements, March 31, 2006, page F-23

(1) Summary of Significant Accounting Policies, page F-23

Comment  32.Please tell us why the retail wireless operations of FTS
            Wireless, Inc. and satellite television operations of See World Satellites, Inc. subsidiaries, qualify as one reportable segment. Include each of the criteria in paragraph 17 of SFAS No. 131 in your response. Alternatively, please revise your filing to include the disclosures required by paragraphs 27, 28, 37 and 38 of SFAS No. 131, as applicable.

Response 32.The Company has addressed this comment in the financials for the quarter ended June 30, 2005 in the SB-2. The Company respectfully requests that it be permitted to delay amending the 10-QSB for the period ended March 31, 2005 until the accounting comments have been resolved with the Staff.

Stock Based Compensation, page F-25

Comment  33.Please tell us if you adopted SFAS 123(R) and if so, why you have not disclosed the adoption of this Statement. Please revise your policy note to include the disclosures required by Paragraph 84 of SFAS No. 123(R) and SAB Topic 14M.

Response 33.The Company has addressed this comment in the financials for the quarter ended June 30, 2005 in the SB-2. The Company respectfully requests that it be permitted to delay amending the 10-QSB for the period ended March 31, 2005 until the accounting comments have been resolved with the Staff.

(2) Property and Equipment, page F-26

Comment  34.Please disclose the nature of the acquired vehicles and how they are used in your routine business operations. See Rule 10-01(a)(5) of Regulation S-X.

Response 34.The acquired vehicles are a fleet of trucks from the acquisition of See World Satellites, Inc. The trucks are utilized for delivery of equipment and service related activities consistent with that of its established business purpose. The explanation of the significant increase in company vehicles has been added to Footnote (3) on page F-26

(8) Stock, page F-27

Comment  35.We note you disclose the issuance of 500,000 Series B
            Convertible preferred shares to Mr. Richard Miller in the first quarter. Your balance sheet presents one million shares outstanding as of the interim balance sheet date. Please advise or revise your disclosure to describe the issuance of the additional undisclosed 500,000 shares issued in the first quarter. See paragraph 5 SFAS No. 129 and Rule 10-01 (a)(5) of Regulation S-X.

Response 35. The Company has made the change requested by the Staff.

Comment  36.Please advise or revise your notes to include a disclosure stating the pertinent rights and privileges for each class of outstanding security. We note as of March 31, 2006 this includes common stock, preferred stock, 10% convertible Series A preferred stock and convertible Series B preferred stock. See SFAS No. 129.

Response 36.The Company has complied with the Staff's comment.

Comment  37.We note that the Series B preferred stock possesses both put and call features. In your response please tell us the nature of these features, why the securities are appropriately classified and not required to be presented outside of permanent equity. Please be specific in your response and include references to the applicable GAAP.

Response 37.Responses to this comment are contained in Exhibit 10.1
            (Certificate of Designation: Series B Convertible Preferred Stock) of 3/8/2006 filed with SEC. Sections 8, 9, 12-32, and paragraph 74 of the Status section of EITF 00-19 provide guidance on classification of equity instruments as permanent or temporary equity or liability. However, Rule 5-02.29 of Regulation S-X would seem to justify the classification of these convertible preferred stock under permanent equity since they are redeemable solely at the option of FTS Group as stated in section 8 of the Certificate of Designation mentioned above.

                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426
--------------------------------------------------------------------------------


(11) See World Satellites, Inc. Acquisition, page F-29

Comment  38.Please expand your note to include the following required disclosures:
            o The quantity of preferred shares issued or issuable and
              the basis for their estimated value;
            o The terms of the contingency payments to Mr. Miller;
            o Whether goodwill is deductible for tax purposes;
            o The pro forma results of operations for the fiscal quarter and fiscal 2005; and
            o The reportable segment that goodwill is assigned.

            Also, please describe the nature of the changes from the previously disclosed purchase price of $5.5 million. It is not presently clear from your disclosure. See paragraphs 51 through 58 of SFAS No. 58.

Response 38.The Company has complied with the Staff's comment.

Recent Sales of Unregistered Securities, page 28

Comment  39.Please update your discussion of the agreed upon issuance of
            Series B Convertible Preferred Stock to Mr. Miller to reflect the actual shares issued.

Response 39.The Company has made the change requested by the Staff.

Exhibits

Comment  40.We note your response to comment 55 in our letter dated May 26,
            2006. It is unclear whether you have filed all material agreements. For instance, please tell us where you have filed the agreement with Master Agent Wireless Channels, Inc. and the secured promissory note issued to See World Satellites, Inc. Also, it is unclear whether you have filed the note agreements to which you refer on page 24 in the "Certain Relationships and Related Transactions" section. Please revise or advise.

Response 40.The promissory note in the amount of $3,500,000 that was used to finance the See World Satellites, Inc. acquisition was issued to Richard E. Miller the former owner of See World Satellites, Inc. This agreement is filed as exhibit 10.1 to the Form 8-K filed January 9, 2006. The Notes in the Related Party disclosure are not filed because they were not in writing. The Company has filed all other material contracts.

Comment  41.Ensure that you provide the consent of Withum, Smith & Brown, PC as requested in comment 56 in our letter dated May 26, 2006.

Response 41.See response to comment 28.

                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426
--------------------------------------------------------------------------------

Form 8-K/A Filed on March 3, 2006

Comment  42.We note your response to comment 58 in our letter dated May 26,
            2006 and we reissue our comment. Please separately present in the impairment loss before the subtotal operating loss in your statements of operations.

Response 42.The Company believes the loss on disposal of assets is properly presented in this circumstance. The Company has reviewed paragraph 45 of SFAS 144 and has determined that this paragraph applies to the gain or loss on assets classified as held for sale. The losses in question were derived from assets held for use, disposed of at or near the end of their useful lives. Hence, they are properly reported as part of loss from continuing operations below the subtotal line for loss from operations.

Comment  43.We note your response to comment 59 in our letter dated May 26,
            2006. We do not see an amendment to Form 8-K filed with the revisions. Please advise or revise, as applicable.

Response 43.The Company has made the change requested by the Staff.

Comment  44.We note your response to comment 60 in our letter dated May 26,
            2006. Please revise your Form 8-K to show the historical interest expense in the historical financial statements and separately list the pro-forma adjustments in the adjustments column. You should include a note that fully explains the basis for the interest rate adjustment. To the extent that the funding sources include variable rate debt, your note should quantify the effect on your statement of operations of a 1/8 of a percentage point change in interest rates.

Response 44.The Company has made the change requested by the Staff.

Comment  45.We note your response to comment 61 in our letter dated May 26,
            2006. We do not see an amendment to Form 8-K filed with the revisions. Please advise or revise, as applicable.

Response 45.The Company has made the change requested by the Staff.

                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426
--------------------------------------------------------------------------------


Form 10-QSB for Fiscal Quarter Ended March 31, 2006

Comment  46.We note your response to comment 65 in our letter dated May 26,
            2006. Please revise the 10-QSB in anticipation of the effectiveness of the registration statement.

Response 46.The Company respectfully requests that it be permitted to delay amending the 10-QSB for the period ended March 31, 2005 until the accounting comments have been resolved with the Staff.

Comment  47.We note your response to comment 66 in our letter dated May 26,
            2006. Please revise your balance sheet and cash flow statement to properly reflect the amount as property and equipment.

Response 47.The Company believes it responded to this comment when the response to the May 26, 2006 letter from the Staff was submitted.

Note 10. See World Satellites, Inc. Acquisition, page 13
--------------------------------------------------------

Comment  48.We note your response to comment 69 in our letter dated May 26,
            2006. Please tell us if the addenda have been filed as exhibits. Also please tell us why the purchase price was adjusted upward for assets retained by the seller.

Response 48.The purchase price was adjusted upward not for assets retained by the seller, but for negotiated assets to be retained by the seller that were left in the business for use by FTS as the new owners.

Comment  49.We note your response to comment 71 in our letter dated May 26,
            2006. We are not aware of the scope of exclusion for 100% owned acquisitions. Please advise or revise your statement to include the pro-forma financial information required by the Statement, as applicable.

Response 49.The Company will file amended financial statements with proforma information before being declared effective.

   If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                                    Regards,


                                    /s/  Amy M. Trombly

                                    Amy M. Trombly
                                    Counsel for FTS Group, Inc.

cc:   FTS Group, Inc.